Exhibit 99.1

SOHU.COM REPORTS THIRD QUARTER 2019 UNAUDITED FINANCIAL RESULTS

BEIJING, November 4, 2019 –Sohu.com Limited (NASDAQ: SOHU), China’s leading online media, video, search and gaming business group, today reported unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter Highlights1

•	Total revenues were US$482 million[2], up 9% year-over-year and 4% quarter-over-quarter.

•	Brand advertising revenues were US$46 million, down 19% year-over-year and up 5% quarter-over-quarter.

•	Search and search related advertising revenues[3] were US$288 million, up 13% year-over-year and 4% quarter-over-quarter.

•	Online game revenues were US$108 million, up 13% year-over-year and 6% quarter-over-quarter.

•	GAAP net loss attributable to Sohu.com Limited was US$21 million, compared with a net loss of US$26 million in the third quarter of 2018.

•

Non-GAAP net loss attributable to Sohu.com Limited was US$17 million, compared with a net loss of US$23 million in the third quarter of 2018 and a net loss of US$32 million in the second quarter of 2019.

•

Excluding the profit/loss generated by Sogou and Changyou, the Non-GAAP net loss attributable to Sohu.com Limited was US$53 million, compared with a net loss of US$77 million in the third quarter of 2018 and a net loss of US$68 million in the second quarter of 2019.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “For the third quarter of 2019, though there is still much uncertainty in the macroeconomic environment, both of our total revenue and our bottom line exceeded our prior guidance, mainly driven by our online gaming and search businesses, as well as the continued cost saving initiatives that we are pushing through in our Sohu Media and Sohu Video segments. Sohu Media is making a comeback as a mainstream media platform with an enormous amount of high-quality original content and various events. These premium features further enhanced the reputation of Sohu Media and its sub-brands, and further strengthened our overall competitiveness. For Sohu Video, we continued to deliver unique and high-quality dramas and other shows to our users. We have been integrating various social functionality into our products to help users build and find their own unique social communities. We also strictly kept our budget under control and are actively exploring new ways to diversify our revenue streams in cooperation with advertisers. In the third quarter of 2019, Sogou experienced healthy growth and its search revenue continued to grow faster than the industry average. Besides, Sogou consistently focused on integrating its language-centric AI capabilities to fully support innovations in its search, mobile keyboard and smart hardware businesses. Lastly, Changyou’s overall performance continued to be stable. In addition to the solid results delivered by TLBB PC and Legacy TLBB Mobile, TLBB Honor, a new mobile game launched during the quarter, also performed well.”

Third Quarter Financial Results

Revenues

Total revenues for the third quarter of 2019 were US$482 million, up 9% year-over-year and 4% quarter-over-quarter.

Total online advertising revenues, which include revenues from the brand advertising and search and search-related advertising businesses, for the third quarter of 2019 were US$335 million, up 7% year-over-year and 5% quarter-over-quarter.

[1]

Changyou’s wholly-owned subsidiary Shanghai Jingmao Culture Communication Co., Ltd. (“Shanghai Jingmao”), which operated Changyou’s cinema advertising business, ceased operations and wound down the business during the third quarter of 2019 as a result of a Chinese court having granted a petition by Shanghai Jingmao for bankruptcy relief. Accordingly, the results of operations for Changyou’s cinema advertising business and its impact on the noncontrolling interest have been excluded from the Company’s results from continuing operations in the condensed consolidated statements of operations for the third quarter and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Unless indicated otherwise, results presented in this release are related to continuing operations only, and exclude results from Changyou’s cinema advertising business.

[2]

On a constant currency (non-GAAP) basis, if the exchange rate in the third quarter of 2019 had been the same as it was in the third quarter of 2018, or RMB6.80=US$1.00, US$ total revenues in the third quarter of 2019 would have been US$496 million, or US$13 million more than GAAP total revenues, and up 12% year-over-year.

[3]	Search and Search related advertising revenues exclude intra-Group transactions.

Brand advertising revenues for the third quarter of 2019 totaled US$46 million, down 19% year-over-year and up 5% quarter-over-quarter. The year-over-year decrease was mainly due to decreases in portal and video advertising revenues.

Search and search-related advertising revenues for the third quarter of 2019 were US$288 million, up 13% year-over-year and 4% quarter-over-quarter.

Online game revenues for the third quarter of 2019 were US$108 million, up 13% year-over-year and 6% quarter-over-quarter. The year-over-year and quarter-over-quarter increases were mainly due to the revenue contribution from new games launched during the quarter.

Gross Margin

Both GAAP and non-GAAP4 gross margin was 48% for the third quarter of 2019, compared with 46% in the third quarter of 2018 and 46% in the second quarter of 2019.

Both GAAP and non-GAAP gross margin for the online advertising business for the third quarter of 2019 was 37%, compared with 32% in the third quarter of 2018 and 33% in the second quarter of 2019.

Both GAAP and non-GAAP gross margin for the brand advertising business in the third quarter of 2019 was 31%, compared with 23% in the third quarter of 2018 and 28% in the second quarter of 2019. The year-over-year margin improvement was mainly due to decreased video content cost.

Both GAAP and non-GAAP gross margin for the search and search-related advertising business in the third quarter of 2019 was 38%, compared with 34% in the third quarter of 2018 and 34% in the second quarter of 2019. The year-over-year and quarter-over-quarter increases primarily resulted from revenue growth outpacing the growth of traffic acquisition cost.

Both GAAP and non-GAAP gross margin for online games in the third quarter of 2019 was 78%, compared with 84% in the third quarter of 2018 and 82% in the second quarter of 2019.

Operating Expenses

For the third quarter of 2019, GAAP operating expenses totaled US$219 million, down 9% year-over-year and 1% quarter-over-quarter. Non-GAAP operating expenses were US$215 million, down 10% year-over-year and 1% quarter-over-quarter. The year-over-year decrease in operating expenses was mainly due to decreased marketing expenses and general and administrative expenses.

Operating Profit/(Loss)

GAAP operating profit for the third quarter of 2019 was US$12 million, compared with an operating loss of US$36 million in the third quarter of 2018 and an operating loss of US$11 million in the second quarter of 2019.

Non-GAAP operating profit for the third quarter of 2019 was US$16 million, compared with an operating loss of US$35 million in the third quarter of 2018 and an operating loss of US$7 million in the second quarter of 2019.

Income Tax Expense

GAAP income tax expense was US$17 million for the third quarter of 2019, compared with income tax benefit of US$13 million in the third quarter of 2018 and income tax expense of US$4 million in the second quarter of 2019. Non-GAAP income tax expense was US$15 million for the third quarter of 2019, compared with income tax benefit of US$12 million in the third quarter of 2018 and income tax expense of US$2 million in the second quarter of 2019. The income tax benefit in the third quarter of 2018 was mainly due to some of Changyou’s subsidiaries having been granted preferential tax rates upon their receipt of 2017 Key National Software Enterprise status or 2017 Software Enterprise status.

[4]

Non-GAAP results exclude share-based compensation expense; non-cash tax benefits from excess tax deductions related to share-based awards; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividends and deemed dividends to non-controlling preferred shareholders of Sogou; a one-time income tax expense recognized in the fourth quarter of 2017 as a result of the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “TCJA”); the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge; and interest accrued in relation to the previously unrecognized tax benefit. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Net Loss

GAAP net loss attributable to Sohu.com Limited for the third quarter of 2019 was US$21 million, or US$0.55 loss per fully-diluted ADS, compared with a net loss of US$26 million in the third quarter of 2018 and a net loss of US$35 million in the second quarter of 2019. Non-GAAP net loss attributable to Sohu.com Limited for the third quarter of 2019 was US$17 million, or US$0.43 loss per fully-diluted ADS, compared with a net loss of US$23 million in the third quarter of 2018 and a net loss of US$32 million in the second quarter of 2019.

Liquidity

As of September 30, 2019, cash and cash equivalents and short-term investments held by the Sohu Group, minus short-term bank loans, were US$1.47 billion, compared with US$1.73 billion as of December 31, 2018.

Business Outlook

For the fourth quarter of 2019, Sohu estimates:

•	Total revenues to be between US$435 million and US$470 million.

•	Brand advertising revenues to be between US$40 million and US$45 million; this implies an annual decrease of 21% to 30% and a sequential decrease of 3% to 14%.

•	Sogou revenues to be between US$290 million and US$310 million; this implies an annual decrease of 3% to an annual increase of 4% and a sequential decrease of 2 to 8%.

•	Online game revenues to be between US$95 million and US$105 million; this implies an annual increase of 1% to 12% and a sequential decrease of 3% to 12%.

•

Non-GAAP net loss attributable to Sohu.com Limited. to be between US$12 million and US$22 million, and non-GAAP loss per fully-diluted ADS to be between US$0.30 and US$0.55. GAAP net loss attributable to Sohu.com Limited to be between US$17 million and US$27 million, and GAAP loss per fully-diluted ADS to be between US$0.45 and US$0.70.

•

Excluding the profit/loss generated by Sogou and Changyou, Non-GAAP net loss attributable to Sohu.com Limited. to be between US$45 million and US$50 million, GAAP net loss attributable to Sohu.com Limited to be between US$48 million and US$53 million.

For the fourth quarter 2019 guidance, the Company has adopted a presumed exchange rate of RMB7.10=US$1.00, as compared with the actual exchange rate of approximately RMB6.91=US$1.00 for the fourth quarter of 2018, and RMB6.99=US$1.00 for the third quarter of 2019.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per share, which are adjusted from results based on GAAP to exclude the impact of the share-based awards, which consist mainly of share-based compensation expenses and non-cash tax benefits from excess tax deductions related to share-based awards; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividend and deemed dividend to non-controlling preferred shareholders; the one-time income tax expense recognized in the fourth quarter of 2017 as a result of the Toll Charge imposed by the TCJA and the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge; and interest expense recognized in connection with the Toll Charge. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; non-cash tax benefits from excess tax deductions related to share-based awards; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividend and deemed dividend to non-controlling preferred shareholders; and income tax expense, income tax benefit, uncertain tax position, and interest recognized in relation to the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; non-cash tax benefits from excess tax deductions related to share-based awards; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividend and deemed dividend to non-controlling preferred shareholders; the one-time income tax expense recognized in the fourth quarter of 2017 as a result of the Toll Charge imposed by the TCJA and the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, and dividend and deemed dividend to non-controlling preferred shareholders does not involve subsequent cash outflow or is reflected in the cash flows at the equity transaction level, Sohu does not factor this impact in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, and dividend and deemed dividend to non-controlling preferred shareholders, and also excluded the one-time income tax expense recognized in the fourth quarter of 2017 as a result of the Toll Charge imposed by the TCJA and the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge, the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge, and interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per share, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, dividend, and deemed dividend to non-controlling preferred shareholders is that the impact of share-based awards and non-cash tax benefits from excess tax deductions related to share-based awards has been and will continue to be a significant recurring expense in Sohu’s business for the foreseeable future, income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future, and dividend and deemed dividend to non-controlling preferred shareholders may recur when Sohu and its affiliates enter into equity transactions. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited interim financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported US dollar results; recent slow-downs in the growth of the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in video content and that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales, online games and mobile services for its revenues; and the impact of the U.S. TCJA. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2018, and other filings with the Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 8:30 a.m. U.S. Eastern Time, November 4, 2019 (9:30 p.m. Beijing/Hong Kong time, November 4, 2019) following the quarterly results announcement.

The dial-in details for the live conference call are:

US Toll-Free:	+1-866-519-4004
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China Mainland	+86-800-819-0121 / +86-400-620-8038
Passcode:	SOHU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 11:30 a.m. Eastern Time on November 4 through November 12, 2019. The dial-in details for the telephone replay are:

International:	+1-646-254-3697
Passcode:	2176139

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s Website at http://investors.sohu.com/.

About Sohu.com

Sohu.com Limited (NASDAQ: SOHU) is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination www.sohu.com; interactive search engine www.sogou.com; developer and operator of online games www.changyou.com/en/ and online video website tv.sohu.com.

Sohu’s corporate services consist of online brand advertising on Sohu’s matrix of websites as well as bid listing and home page on its in-house developed search directory and engine. Sohu also provides multiple news and information services on mobile platforms, including Sohu News App and the mobile news portal m.sohu.com. Sohu’s online game subsidiary, Changyou.com (NASDAQ: CYOU) develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a game information portal in China. Sohu’s online search subsidiary Sogou (NYSE: SOGO) has grown to become the second largest search engine by mobile queries in China. It also owns and operates Sogou Input Method, the largest Chinese language input software. Sohu.com, established by Dr. Charles Zhang, one of China’s internet pioneers, is in its twenty-third year of operation.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	lbergkamp@christensenir.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Sep. 30, 2019	Jun. 30, 2019	Sep. 30, 2018
Revenues:
Online advertising
Brand advertising	$46,323	$43,958	$56,958
Search and search-related advertising	288,198	275,942	255,130

Subtotal	334,521	319,900	312,088

Online games	108,012	102,147	95,971
Others	39,750	40,199	35,951

Total revenues	482,283	462,246	444,010

Cost of revenues:
Online advertising
Brand advertising (includes stock-based compensation expense of $4, $-22, and $-14, respectively)	31,992	31,432	44,058
Search and search-related (includes stock-based compensation expense of $64, $$127, and $235 respectively)	178,343	182,593	167,664

Subtotal	210,335	214,025	211,722

Online games (includes stock-based compensation expense of $0, $-17, and $-3, respectively)	23,286	18,163	14,902
Others	17,680	19,624	12,086

Total cost of revenues	251,301	251,812	238,710

Gross profit	230,982	210,434	205,300

Operating expenses:
Product development (includes stock-based compensation expense of $2,863, $3,587, and $2,362, respectively)	104,207	109,048	107,164
Sales and marketing (includes stock-based compensation expense of $1,126, $1,355, and $201, respectively)	91,335	90,580	100,496
General and administrative (includes stock-based compensation expense of $316, $-572, and $-1,062, respectively)	23,797	21,987	33,980

Total operating expenses	219,339	221,615	241,640

Operating profit/(loss)	11,643	(11,181)	(36,340)

Other income	15,832	5,684	28,790
Interest income	1,959	3,286	4,656
Interest expense	(2,631)	(3,737)	(6,174)
Exchange difference	4,714	3,551	7,970

Income/(loss) before income tax expense	31,517	(2,397)	(1,098)

Income tax expense	17,011	3,941	(13,145)

Income from continuing operations	14,506	(6,338)	12,047

Net loss from discontinued operations	(2,706)	(27,037)	(12,443)
Net income/(loss)	11,800	(33,375)	(396)

Less: Net income from continuing operations attributable to the noncontrolling interest shareholders	35,615	28,467	37,926
Less: Net income from discontinued operations attributable to the noncontrolling interest shareholders	(896)	(8,949)	(4,056)

Net loss from continuing operations attributable to Sohu.com Limited	(21,109)	(34,805)	(25,879)
Net loss from discontinued operations attributable to Sohu.com Limited	(1,810)	(18,088)	(8,387)

Net loss attributable to Sohu.com Limited	(22,919)	(52,893)	(34,266)

Basic net loss from continuing operations per ADS attributable to Sohu.com Limited	(0.54)	(0.89)	(0.66)

Basic net loss from discontinued operations per ADS attributable to Sohu.com Limited	(0.04)	(0.46)	(0.22)

Basic net loss per ADS attributable to Sohu.com Limited	$(0.58)	$(1.35)	$(0.88)

ADS used in computing basic net loss per ADS attributable to Sohu.com Limited	39,254	39,244	38,936

Diluted net loss from continuing operations per ADS attributable to Sohu.com Limited	(0.55)	(0.89)	(0.68)

Diluted net loss from discontinued operations per ADS attributable to Sohu.com Limited	(0.04)	(0.46)	(0.21)

Diluted net loss per ADS attributable to Sohu.com Limited	$(0.59)	$(1.35)	$(0.89)

ADS used in computing diluted net loss per ADS attributable to Sohu.com Limited	39,254	39,244	38,936

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Sep. 30, 2019	As of Dec. 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$252,592	$819,485
Restricted cash	5,521	3,539
Short-term investments	1,305,243	1,041,395
Accounts receivable, net	194,667	264,411
Prepaid and other current assets	215,538	225,744
Current assets associated with discontinued operations	—	34,324

Total current assets	1,973,561	2,388,898

Long-term investments	123,681	108,356
Fixed assets, net	460,572	504,647
Goodwill	52,641	53,263
Intangible assets, net	12,474	24,071
Restricted time deposits	1,654	244,179
Prepaid non-current assets	2,107	3,107
Other assets[5]	63,265	43,928
Non-current assets associated with discontinued operations	—	398

Total assets	$2,689,955	$3,370,847

LIABILITIES
Current liabilities:
Accounts payable	$280,059	$286,745
Accrued liabilities	254,503	292,282
Receipts in advance and deferred revenue	126,188	120,404
Accrued salary and benefits	99,277	108,011
Taxes payable	99,414	93,073
Short-term bank loans	84,686	129,677
Other short-term liabilities[5]	151,272	123,921
Current liabilities associated with discontinued operations	—	101,105

Total current liabilities	$1,095,399	$1,255,218

Long-term accounts payable	730	752
Long-term Bank Loans	28,277	302,323
Long-term tax liabilities	269,810	259,603
Other long-term liabilities[5]	7,459	—

Total long-term liabilities	$306,276	$562,678

Total liabilities	$1,401,675	$1,817,896

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	450,509	588,840
Noncontrolling Interest	837,771	964,111

Total shareholders’ equity	$1,288,280	$1,552,951

Total liabilities and shareholders’ equity	$2,689,955	$3,370,846

[5]

We have adopted ASU No. 2016-02, “Leases,” beginning January 1, 2019. As a result of adoption of the standard, we recognized a right-of-use asset of approximately $19 million in other assets, and a lease liability of approximately $10 million and $7 million in other short-term liabilities and other long-term liabilities, respectively, on our consolidated balance sheet as of September 30, 2019.

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Sep. 30, 2019					Three Months Ended Jun. 30, 2019					Three Months Ended Sep. 30, 2018
	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP
		4	(a	)			(22)	(a	)			(14)	(a	)

Brand advertising gross profit	$14,331	$4			$14,335	$12,526	$(22)			$12,504	$12,900	$(14)			$12,886

Brand advertising gross margin	31%				31%	28%				28%	23%				23%

		64	(a	)			127	(a	)			235	(a	)

Search and search-related advertising gross profit	$109,855	$64			$109,919	$93,349	$127			$93,476	$87,466	$235			$87,701

Search and search-related advertising gross margin	38%				38%	34%				34%	34%				34%

		68	(a	)			105	(a	)			221	(a	)

Online advertising gross profit	$124,186	$68			$124,254	$105,875	$105			$105,980	$100,366	$221			$100,587

Online advertising gross margin	37%				37%	33%				33%	32%				32%

		—	(a	)			(17)	(a	)			(3)	(a	)

Online games gross profit	$84,726	$—			$84,726	$83,984	$(17)			$83,967	$81,069	$(3)			$81,066

Online games gross margin	78%				78%	82%				82%	84%				84%

Others gross profit	$22,070	$—	(a	)	$22,070	$20,575	$—	(a	)	$20,575	$23,865	$—	(a	)	$23,865

Others gross margin	56%				56%	51%				51%	66%				66%

		68	(a	)			88	(a	)			218	(a	)

Gross profit	$230,982	$68			$231,050	$210,434	$88			$210,522	$205,300	$218			$205,518

Gross margin	48%				48%	46%				46%	46%				46%

Operating expenses	$219,339	$(4,306)	(a	)	$215,033	$221,615	$(4,370)	(a	)	$217,245	$241,640	$(1,501)	(a	)	$240,139

		4,374	(a	)			4,458	(a	)			1,719	(a	)

Operating profit/(loss)	$11,643	$4,374			$16,017	$(11,181)	$4,458			$(6,723)	$(36,340)	$1,719			$(34,621)

Operating margin	2%				3%	-2%				-1%	-8%				-8%

Income tax expense	$(17,011)	$2,468	(c,d	)	$(14,543)	$(3,941)	$1,566	(c,d	)	$(2,375)	$13,145	$(1,286)			$11,859

		4,374	(a	)			4,458	(a	)			1,719	(a	)
		448	(c	)			794	(c	)			3,861	(c	)
		2,618	(d	)			1,831	(d	)			—

Net income/(loss) before non-controlling interest	$14,506	7,440			21,946	$(6,338)	7,083			745	$12,047	$5,580			$17,627

		4,374	(a	)			4,458	(a	)			1,719	(a	)
		(2,863)	(b	)			(3,733)	(b	)			(2,583)	(b	)
		448	(c	)			794	(c	)			3,861	(c	)
		2,618	(d	)			1,831	(d	)			—

Net loss from continuing operations attributable to Sohu.com Limited for diluted net loss per ADS	$(21,400)	4,577			(16,823)	$(34,932)	3,350			(31,582)	$(26,361)	$2,997			(23,364)

Net loss from discontinued operations attributable to Sohu.com Limited for diluted net loss per ADS	(1,807)	—			(1,807)	(18,062)	—			(18,062)	(8,324)	12			(8,312)

Net loss attributable to Sohu.com Limited for diluted net loss per ADS	(23,207)	4,577			(18,630)	(52,994)	3,350			(49,644)	(34,685)	3,009			(31,676)

Diluted net loss from continuing operations per ADS attributable to Sohu.com Limited	$(0.55)				(0.43)	$(0.89)				(0.80)	$(0.68)				(0.60)

Diluted net loss from discontinued operations per ADS attributable to Sohu.com Limited	(0.04)				(0.04)	(0.46)				(0.46)	(0.21)				(0.21)

Diluted net loss per ADS attributable to Sohu.com Limited	(0.59)				(0.47)	(1.35)				(1.27)	(0.89)				(0.81)

Shares used in computing diluted net loss per ADS attributable to Sohu.com Limited	39,254				39,254	39,244				39,244	38,936				38,936

Note:

(a)	To eliminate the impact of share-based awards as measured using the fair value method. This adjustment does not have an impact on income tax expense.
(b)	To adjust Sohu’s economic interests in Changyou and Sogou attributable to the above non-GAAP adjustments. This adjustment does not have an impact on income tax expense.
(c)	To adjust for a change in the fair value of the Company’s investment in Hylink and the income tax effect.
(d)	To adjust for the effect of the U.S. TCJA.